U S A   V I D E O   I N T E R A C T I V E   C O R P.

July 14, 2009

US Securities and Exchange Commission

450 Fifth Street NW

Washington, DC

20549

Attention:  Ronald E. Alper, Esq.

Dear Sirs:

Re:

USA Video Interactive Corp.

Preliminary Proxy Statement on Schedule 14A

Filed May 12, 2009

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2008

Definitive Proxy Statement on Schedule 14A

Filed May 28, 2008

Response Letter Submitted June 10, 2009

Form 10-K and 10-K/A for the Fiscal Year Ended December

31, 2008

Filed March 31, 2009 and June 10, 2009

File No. 000-29651

Further to your letter dated June 22, 2009 we respond as follows:

Preliminary Proxy Statement on Schedule 14A Filed Mary 8, 2008

Item 3.  Increase in Authorized Share Capital, page 16

1.

We apologize for our error in failing to include a copy of the news release dated June 27, 2008.  We have attached a copy to this letter.

In addition, pursuant to your telephone conversation with Donna Moroney of our office we confirm that the Preliminary Proxy Statement on Schedule 14A filed May 12, 2009 has been amended on page 16 to change the recommendation of the Board of Directors from the former auditor GLO CPAs LLP to the new auditor John A. Braden & Company, P.C.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, Page 21

2.

We have added back in the disclosure regarding the conclusions as to effectiveness of our disclosure controls and procedures and our internal control over financial reporting, as requested.

3.

We have amended the risk factor on page 13 as requested.

4.

We have included disclosure about the steps that we plan to make our internal controls over financial reporting effective.

Concurrently with this response letter we are filing an Amendment No. 2 to our Form 10-K/A for the year ended December 31, 2008, as well as the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A to reflect the changes noted above.

Subject to the above changes being acceptable we ask that you provide confirmation as to when we may be in a position to set the date for our 2009 annual meeting of shareholders and file our Final Proxy Statement for 2009.

If you have any questions or comments with respect to the above, please do not hesitate to contact the writer at 604.685.1017 or Donna Moroney at 604.696.4236.

Yours truly,

USA VIDEO INTERACTIVE CORP.

“Anton J. Drescher”

Anton J. Drescher,

Corporate Secretary

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC   V6C 3N6

Fax (604) 685-5777

RECAP OF ANNUAL MEETING OF SHAREHOLDERS

(Vancouver, BC – June 27, 2008) - USA Video Interactive Corp. (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; http://www.usvo.com), announces that at the recent annual meeting of shareholders the following matters were approved by the shareholders:

1.

The election of management’s four nominees as set out in the Proxy Statement; as follows:

Edwin Molina

Anton J. Drescher

Maurice Loverso

Rowland Perkins

2.

The appointment of GLO CPAs., LLP, as auditors of the Company for the ensuing year.

3.

The proposed resolution to increase the authorized share capital to an unlimited number of common shares was tabled by management for the time being.

4.

A resolution was passed to amend the Articles of Incorporation to reduce the quorum requirements for shareholder meetings to at least 10% of the outstanding shares entitled to vote.

About USVO:

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions.  USVO has developed a number of specific products and services based on our SmartMark(TM) patent-pending digital watermarking technology to deter digital video piracy. These include MediaEscort(TM) for online media and MediaSentinel(TM) for offline media. MediaEscort is an industry first, IP-centric, real-time online watermarking product, with its own administrative infrastructure fully integrated into customer’s video servers. MediaSentinel is an offline anti-piracy device that embeds SmartMarks into video content. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents.  USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan.  For more information, visit www.usvo.com.

On behalf of the Board of Directors

of USA Video Interactive Corp.

“Anton J. Drescher”,

Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371  Telephone (860) 434 - 5535

Facsimile (860) 434 - 5782; Canada Office:  507 – 837 West Hastings Street, Vancouver, BC   V6C 3N6.  Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF.   CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

The press release may contain forward-looking statements.  Actual results may differ materially from those projected in any forward-looking statements.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.